# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MSP Recovery, Inc., CIK 0001802450
CUSIP: 553745308
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3150 SW 38th Avenue, Suite 1100, Miami, Florida (FL), 33146
Date of event which requires filing of this statement: 03/05/2025
Amends the filing with accession number 0000950170-24-137175
Filed by CIK 0001926798
Persons authorized to receive notices and communications: John H. Ruiz, 3150 SW 38th Avenue, Suite 1100, Miami, Florida (FL), 33146, 305-614-2222; Frank C. Quesada, 3150 SW 38th Avenue, Suite 1100, Miami, Florida (FL), 33146, 305-614-2222

## Reporting persons
- John H. Ruiz (CIK 0001926798): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO), personal funds (PF); sole voting power 71,657; shared voting power 2,362,531; sole dispositive power 71,657; shared dispositive power 2,362,531; aggregate amount beneficially owned 2,434,188 (43.2% of the class)
  Comment: Comment relating to boxes 8, 10, and 11: represents (i) shares of Class A Common Stock issuable in respect of an equal number of Class B units (the "LLC Units") of Lionheart II Holdings, LLC, a wholly owned subsidiary of the Issuer ("Opco"), and shares of Class V common stock, par value $0.0001 per share ("Class V Common Stock," and together with an LLC Unit, an "Up-C Unit"), subject to the terms of the First Amended and Restated Limited Liability Company Agreement of Lionheart II Holdings, LLC (the "LLC Agreement"), as further described in Item 6 of the Existing Schedule 13D, held as follows: (a) 463,096 by Series MRCS, a series of MDA, Series LLC ("Series MRCS") (including 80,271 held on behalf of Jocral Holdings LLC), (b) 934,002 by Jocral Family LLLP and (c) 965,433 shares of Class A Common Stock held by Jocral Family LLLP. Includes (i) 6,720 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 72,801 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that Virage Recovery Master LP ("VRM") receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 1,152,481 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the Reporting Person and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.
  
  Comment relating to box 13: 43.2% of Class A Common Stock Outstanding (32.2% of the Combined Voting Shares Outstanding). Percentage ownership calculation for "Class A Common Stock Outstanding" is based on 5,629,212 shares of Class A Common Stock deemed outstanding, which is the sum of (i) 4,232,114 shares of Class A Common Stock outstanding as of February 21, 2025 (the "Post-Split Class A Shares Outstanding") and (ii) 1,397,098 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Mr. Ruiz. Percentage ownership calculation for "Combined Voting Shares Outstanding" is based on 7,555,260 shares of Common Stock, which is the sum of (a) the Post-Split A Shares Outstanding and (b) 3,323,146 shares of Class V Common Stock (the "Post-Split Class V Shares Outstanding").
- Ruiz Group Holdings Limited, LLC (CIK 0001926812): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 708,123; sole dispositive power 0; shared dispositive power 708,123; aggregate amount beneficially owned 708,123 (15.6% of the class)
  Comment: Comment relating to boxes 8, 10, and 11: represents (i) 297,998 shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of the Existing Schedule 13D and (ii) 410,125 shares of Class A Common Stock. Includes (a) 1,626 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (b) 17,609 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (c) 278,763 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.
  
  Comment relating to box 13: 15.6% of Class A Common Stock Outstanding (9.4% of the Combined Voting Shares Outstanding). Percentage ownership calculation of "Class A Common Stock Outstanding" is based on 4,530,112 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Class A Closing Shares Outstanding, and (ii) 297,998 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Ruiz Group Holdings Limited, LLC. Percentage ownership calculation for "Combined Voting Shares Outstanding" is based on 7,555,260 shares of Common Stock, which is the sum of (a) the Post-Split A Shares Outstanding and (b) the Post-Split Class V Shares Outstanding.
- Jocral Family LLLP (CIK 0001926633): type of reporting person: partnership (PN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,899,435; sole dispositive power 0; shared dispositive power 1,899,435; aggregate amount beneficially owned 1,899,435 (36.8% of the class)
  Comment: Comment relating to boxes 8, 10, and 11: represents (i) 965,433 shares of Class A Common Stock and (ii) 934,002 shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of the Existing Schedule 13D. Includes (a) 5,095 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (b) 55,192 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (c) 878,517 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.
  
  Comment relating to box 13: 36.8% of Class A Common Stock Outstanding (25.1% of the Combined Voting Shares Outstanding). Percentage calculations are based on 5,166,116 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Post-Split Class A Shares Outstanding, and (ii) 934,002 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Jocral Family LLLP. Percentage ownership calculation for "Combined Voting Shares Outstanding" is based on 7,555,260 shares of Common Stock, which is the sum of (a) the Post-Split Class A Shares Outstanding and (b) the Post-Split Class V Shares Outstanding.
- John H. Ruiz Revocable Living Trust (CIK 0001933046): type of reporting person: partnership (PN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,899,435; sole dispositive power 0; shared dispositive power 1,899,435; aggregate amount beneficially owned 1,899,435 (36.8% of the class)
  Comment: Comment relating to boxes 8, 10, and 11: represents (i) 965,433 shares of Class A Common Stock and (ii) 934,002 shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of the Existing Schedule 13D. Includes (a) 5,095 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (b) 55,192 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (c) 878,517 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.
  
  Comment relating to box 13: 36.8% of Class A Common Stock Outstanding (25.1% of the Combined Voting Shares Outstanding). Percentage calculations are based on 5,166,116 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Post-Split Class A Shares Outstanding, and (ii) 934,002 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Jocral Family LLLP. Percentage ownership calculation for "Combined Voting Shares Outstanding" is based on 7,555,260 shares of Common Stock, which is the sum of (a) the Post-Split Class A Shares Outstanding and (b) the Post-Split Class V Shares Outstanding.
- Mayra C. Ruiz (CIK 0001930306): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 321,354; shared voting power 708,123; sole dispositive power 321,354; shared dispositive power 708,123; aggregate amount beneficially owned 1,029,477 (22.7% of the class)
  Comment: Comment relating to boxes 7, 9, and 11: includes (a) 1,354 Class A common stock issuable upon the exercise of warrants to purchase shares of Class A Common Stock at $7,187.50 per share, which become exercisable on June 22, 2022 and expire on May 23, 2027, as disclosed in the Issuer's Current Report on Form 8-K filed on May 27, 2022 ("Closing 8-K"), (b) 320,000 shares of Class A Common Stock representing an equal number of Up-C Units that are held by Ms. Ruiz directly.
  
  Comment relating to boxes 8, 10, and 11: represents 708,123 shares held by Ruiz Group Holdings Limited, LLC, including (i) 297,998 shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of the Existing Schedule 13D and (ii) 410,125 shares of Class A Common Stock. Includes (a) 5,095 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (b) 55,192 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (c) 878,517 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.
  
  Comment relating to box 13: 22.7% of Class A Common Stock Outstanding (13.6% of the Combined Voting Shares Outstanding). Percentage ownership calculation of "Class A Common Stock Outstanding" is based on 4,531,466 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Closing Class A Shares Outstanding, and (ii) 299,352 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units or warrants beneficially owned by Ms. Ruiz. Percentage ownership calculation for "Combined Voting Shares Outstanding" is based on 7,555,260 shares of Common Stock, which is the sum of (a) the Post-Split Class A Shares Outstanding and (b) the Post-Split Class V Shares Outstanding.
- Frank C. Quesada (CIK 0001926804): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 950,896; shared voting power 503,182; sole dispositive power 950,896; shared dispositive power 503,182; aggregate amount beneficially owned 1,454,078 (25.6% of the class); the aggregate amount excludes certain shares
  Comment: Comment relating to boxes 7, 9, and 11: includes 640 Class A common stock issuable upon the exercise of warrants to purchase shares of Class A Common Stock at $7,187.50 per share, which become exercisable on June 22, 2022 and expire on May 23, 2027, as disclosed in the Issuer's Current Report on Form 8-K filed on May 27, 2022 ("Closing 8-K").
  
  Comment relating to boxes 8, 10, and 11: represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, including Up-C Units held as follows: 198,470 by Series MRCS and 304,712 by Quesada Group Holdings LLC, as further described in Item 6 of the Existing Schedule 13D. Includes (i) 2,880 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 31,200 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 493,920 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and the Reporting Person proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.
  
  Comment relating to box 13: 25.6% of Class A Common Stock Outstanding (19.2% of the Combined Voting Shares Outstanding). Percentage ownership calculation for the "Class A Common Stock Outstanding" is based on 5,674,980 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Post-Split Class A Shares Outstanding and (ii) 1,442,226 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units, which are beneficially owned by Mr. Quesada. Percentage ownership calculation for "Combined Voting Shares Outstanding" is based on 7,555,900 shares of Common Stock, which is the sum of (a) the Post-Split Class A Shares Outstanding and (b) the Post-Split Class V Shares Outstanding.
- Series MRCS, a designated series of MDA Series, LLC (CIK 0001932665): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 661,565; sole dispositive power 0; shared dispositive power 661,565; aggregate amount beneficially owned 661,565 (13.5% of the class)
  Comment: Comment relating to boxes 8, 10, and 11: represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of the Existing Schedule 13D, including 198,470 shares representing Up-C Units held by the Reporting Person on behalf of Frank C. Quesada and 463,096 shares representing Up-C Units held by the Reporting Person on behalf of John H. Ruiz (including 80,271 shares representing Up-C Units held by the Reporting Person on behalf of Jocral Holdings LLC).
  
  Comment relating to box 13: 13.5% of Class A Common Stock Outstanding (8.8% of the Combined Voting Shares Outstanding). Percentage calculations are based on 4,893,679 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Post-Split Class A Shares Outstanding, and (ii) 661,565 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by MDA Series, LLC. Percentage ownership calculation for "Combined Voting Shares Outstanding" is based on 7,555,260 shares of Common Stock, which is the sum of (a) the Post-Split Class A Shares Outstanding and (b) the Post-Split Class V Shares Outstanding.
- Quesada Group Holdings, LLC (CIK 0001927322): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 304,712; sole dispositive power 0; shared dispositive power 304,712; aggregate amount beneficially owned 304,712 (6.7% of the class)
  Comment: Comment relates to boxes 8, 10, and 11: represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of this report. Includes (i) 697 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 7,547 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 119,471 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.
  
  Comment relates to box 13: 6.7% of Class A Common Stock Outstanding (4.0% of the Combined Voting Shares Outstanding). Percentage ownership calculation for the "Class A Common Stock Outstanding" is based on 4,536,826 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Post-Split Class A Shares Outstanding and (ii) 304,712 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units, which are beneficially owned by Mr. Quesada. Percentage ownership calculation for "Combined Voting Shares Outstanding" is based on 7,555,260 shares of Common Stock, which is the sum of (a) the Post Split Class A Shares Outstanding and (b) the Post-Split Class V Shares Outstanding.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: MSP Recovery, Inc.
Address of issuer's principal executive offices: 3150 SW 38th Avenue, Suite 1100, Miami, Florida (FL), 33146
Comment:
Item 1 of the Existing Schedule 13D is hereby supplemented as follows:
This Amendment No. 2 to the statement on Schedule 13D ("Amendment No. 2") amends the statement on Schedule 13D originally filed on May 23, 2022, as amended by Amendment No. 1 filed with the SEC on December 17, 2024 (the "Existing Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 2 have the meanings ascribed in the Existing Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Existing Schedule 13D is hereby supplemented as follows:
This Amendment No. 2 is being filed to reflect that Ms. Ruiz and Mr. Ruiz have entered into an Irrevocable Proxy that grants to Mr. Ruiz, and divests from Ms. Ruiz, sole and full voting and investment power over 1,899,435 shares of Class A Common Stock beneficially owned by the Trust (the "Trust Shares") that Ms. Ruiz may otherwise be deemed to beneficially own through her capacity as co-trustee of the Trust. This agreement is irrevocable and coupled with an interest. The Irrevocable Proxy was executed to clarify beneficial ownership following the terms of a marital settlement agreement between Mr. Ruiz and Ms. Ruiz.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference as of the date hereof.
As of the date hereof, Mr. Ruiz beneficially owns, in the aggregate, 2,434,188 shares of Class A Common Stock, comprised of (i) 1,037,090 shares of Class A Common Stock beneficially owned by Mr. Ruiz and (ii) 1,397,098 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units, subject to the terms of the LLC Agreement, comprised of 463,096 directly held by Series MRCS, and 934,002 directly held by Jocral Family LLLP. This aggregate amount represents 43.2% of the shares of Class A Common Stock deemed outstanding (based on the Post-Split Class A Shares Outstanding plus 1,397,098 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement, including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement (as each is defined herein). Mr. Ruiz beneficially owned approximately 32.2% of the number of outstanding shares of the Issuer with voting rights as of February 21, 2025 (the "Combined Voting Shares Outstanding"), which is the sum of (a) the Post-Split Class A Shares Outstanding and (b) the "Post-Split Class V Shares Outstanding". Pursuant to the terms of the limited liability company agreement of Quesada Group (the "Quesada Group LLC Agreement"), Mr. Ruiz, as the Liquidation Manager, has the authority to dispose of assets held by Quesada Group, including Issuer Securities, under certain circumstances. Accordingly, Mr. Ruiz may be deemed to beneficially own an additional 304,712 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units held by Quesada Group, increasing his aggregate ownership to 2,738,900 shares of Class A Common Stock issuable in respect of Up-C Units, or 46.2% of the shares of Class A Common Stock deemed outstanding (based on the Post-Split Class A Shares Outstanding plus 1,701,810 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement) and may be deemed to beneficially own 36.3% of the shares of the Combined Voting Shares Outstanding. This Schedule 13D shall not be construed as an admission that Mr. Ruiz, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Schedule 13D.

As of the date hereof, Mayra Ruiz beneficially owns in the aggregate 1,029,477 shares of Class A Common Stock, including of (a) 708,123 shares held by Ruiz Group, comprised of (i) 297,998 shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of the Existing Schedule 13D and (ii) 410,125 shares of Class A Common Stock, (b) 320,000 shares of Class A Common Stock, and (c) 1,354 Class A Common Stock issuable upon the exercise of warrants to purchase shares of Class A Common Stock at $7,187.50 per shares, which become exercisable on June 22, 2022 and expire on May 23, 2027. These amounts represent, in the aggregate, 22.7% of Class A Common Stock Outstanding (based on the Post-Split Class A Shares Outstanding plus 1,012,123 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement (as each defined herein). Ms. Ruiz beneficially owned 13.6% of the Combined Voting Shares Outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.
Transactions in the class effected during the past sixty days: On March 3, 2025, Ms. Ruiz disposed of shared beneficial ownership, resulting in Mr. Ruiz having sole beneficial ownership, over the Trust Shares pursuant to the Irrevocable Proxy.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The description of the Irrevocable Proxy contained in Item 4 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement, dated as of June 2, 2022, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Mr. Ruiz with the SEC on June 6, 2022).

2. Exhibit 4.1 Irrevocable Proxy dated March 5, 2025, by and between Mayra C. Ruiz and John H. Ruiz.

## Signatures
- John H. Ruiz: /s/ John H. Ruiz, John H. Ruiz (03/04/2025)
- John H. Ruiz: /s/ Frank C. Quesada, Frank C. Quesada (03/04/2025)
- John H. Ruiz: /s/ John H. Ruiz, co-trustee of the John H. Ruiz Rev. Living Trust, General Partner (03/04/2025)
- John H. Ruiz: /s/ Mayra C. Ruiz, Manager, Ruiz Group Holdings Ltd., LLC (03/04/2025)
- John H. Ruiz: /s/ Mayra C. Ruiz, Mayra C. Ruiz (03/04/2025)
- John H. Ruiz: /s/ Frank C. Quesada, Manager, Quesada Group Holdings, LLC (03/04/2025)
- John H. Ruiz: /s/ Frank C. Quesada, Member, MDA Series LLC (03/04/2025)
- John H. Ruiz: /s/ John H. Ruiz, Member, MDA Series LLC (03/04/2025)
- John H. Ruiz: /s/ Frank C. Quesada, Manager and Member, Series MRCS, a designated series of MDA Series LLC (03/04/2025)